EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Corrections Corporation of America for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, warrants, and units, and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements and schedule of Corrections Corporation of America, and the effectiveness of internal control over financial reporting of Corrections Corporation of America, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 15, 2015